SECURITIES AND EXCHANGE COMMISSION
                             UNITED STATES
                         Washington, D.C. 20549
                              FORM 12b-25

                       NOTIFICATION OF LATE FILING
                                                       SEC FILE NUMBER
                                                               0-25726
                                                          CUSIP NUMBER
                                                           817316 10 2
                                                           817316 11 0
                                                           817316 12 8


  (Check One):

  X   Form 10-K and Form 10-KSB     Form 20-F   Form 11-K
       Form 10-Q and Form 10-QSB       Form N-SAR

                  For Period Ended: December 31, 1998

                              Transition Report on Form 10-K
                              Transition Report on Form 20-F
                              Transition Report on Form 11-K
                              Transition Report on Form 10-Q
                              Transition Report on Form N-SAR

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
  PART I - REGISTRANT INFORMATION

  Full Name of Registrant: SEPRAGEN CORPORATION

  Former Name if Applicable:

       Address of Principal Executive Office (Street and Number):
  30689 Huntwood Drive, Hayward, California 94544

  PART II-RULES 12B-25(B) AND(C)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appro-priate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
   X
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

  Part III - NARRATIVE

  Form 10-KSB, 20-F, 11-K, 10-Q, 10Q-SB, N-SAR, or the transition
       State below in reasonable detail the reasons why Form 10-K and report or portion thereof, could not be filed within the prescribed time period.

       Due to reduced staff and resources, Registrant was unable to complete all accounting and due diligence work for the Report.

  Part IV - OTHER INFORMATION
  (1)  Name and telephone number of person to contact in regard to
       this notification:  Vinit Saxena        (510) 476-0650

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
       identify report(s):  Yes   X      No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes X No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached.

               (Name of Registrant specified in charter)
                          SEPRAGEN CORPORATION


  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


   Date: 3/31/99            By: /s/Vinit Saxena
                                Vinit Saxena
                                President and CEO

       The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION

       Intentional misstatements or omissions of fact constitute
  Federal Criminal Violations (See 18 U.S. C. 1001).

                          SEPRAGEN CORPORATION
                             BALANCE SHEET               DRAFT 3/31/99
                                 ASSETS
                                                      December 31,
                                                   1998        1997
   Current assets:
      Cash                                    $  41,136    $ 44,448
      Accounts receivable, less allowance
       for doubtful accounts of $2
       and $10,298 as of December 31, 1998
       and 1997, respectively                   527,845     570,868
      Inventories                               445,392     318,860
      Prepaid expenses and other                 32,011      62,484
         Total current assets                 1,046,384     996,660
  Furniture and equipment, net                  179,258     276,211
  Intangible assets                              95,187     120,165
                                             $1,320,829 $ 1,393,036

             LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

  Current liabilities:
      Accounts payable                       $  965,678  $  636,254
      Bridge Loan                                    --     464,300
      Customer deposit                           40,797     310,481
      Notes payable, including
         $135,000 to shareholders               235,000     225,000
      Accrued payroll and benefits              156,063     145,139
      Accrued liabilities                        96,623      92,720
      Interest payable                           34,253      24,849
         Total current liabilities            1,528,414   1,898,743

  Commitments (Note 9):
      Class E common stock, no par value
        --1,600,000 shares authorized;
        1,209,894 and 1,111,961 shares
        issued and outstanding at December 31,
        1998 and 1997; redeemable at $.01
        per share (Notes 10 and 11)                 --           --

  Shareholders' equity (deficit):
      Preferred stock, no par value
        --5,000,000 shares authorized and
        175,439 convertible, preferred shares
        issued and outstanding at December 31,
        1998 and none outstanding on December
        31, 1997                               500,000           --
      Class A common stock, no par value
        --20,000,000 shares authorized;
        4,057,216 shares issued an outstanding
        at December 31, 1998, and 2,149,155
        shares issued and outstanding at
        December 31, 1997                    9,761,017    8,848,075
      Class B common stock, no par value
        --2,600,000 shares authorized;
        701,177 and 707,276 shares issued and
        outstanding at December 31,
        1998 and 1997, respectively          4,065,618    4,065,618
       Additional paid in capital              202,220           --

      Accumulated deficit                  (14,736,440) (13,530,100)

   Total shareholders' equity(deficit)        (207,585)    (505,707)

                                           $ 1,320,829  $ 1,393,036

                          SEPRAGEN CORPORATION           DRAFT 3/31/98
                        STATEMENTS OF OPERATIONS
             for the years ended December 31, 1998 and 1997

                                                For the Years
                                              Ended December 31,
                                               1998          1997
  Revenues:
      Net sales                          $1,987,086    $ 1,619,623
  Costs and expenses:
      Cost of goods sold                    915,219        892,225
      Selling, general, and
        administrative                    1,218,808      1,504,481
      Research and development              756,122        861,455
        Total costs and expenses          2,890,149      3,258,161
        Loss from operations               (903,063)    (1,638,538)

  Interest expense                         (302,957)       (93,703)
  Interest income and other                       0         83,727
        Net loss                        $(1,206,020)   $(1,648,514)

  Net loss per common and common
    equivalent share (Note 1)           $     (0.41)   $     (0.58)

  Weighted average shares
    outstanding (Note 1)                  2,935,679      2,856,431

                                                         DRAFT 3/31/99
      The following table is included as an aid to understanding the Company's operating results. The table sets forth the percentages which each item bears to revenues and the percentage change in dollar amounts from year to year.

                                    Percentage
                                  Relationship           Year to Year
                                   to Revenues      Increase(Decrease)

                                                           Percentage
                                  % of    % of          Year     Year
                              Revenues    Revs         Ended    Ended
  Account Name                   1998    1997          1998     1997

  Revenues                       100%    100%           23%      62%
  Cost and Expenses
    Cost of goods sold
    Selling, general and          46%     55%            3%       6%
      administrative              61%     93%          (19)%    (36)%
    Research and
      development                 38%     53%          (12)%    (42)%
      Total costs and
        expenses                 145%    201%          (11)%    (30)%
  Loss from operations           (46)%  (101)%         (45)%    (55)%
  Interest income (expense)
    and other, net               (15)%    (1)%        2939%     (34)%
  Net loss                       (61)%  (102)%         (27)%    (56)%